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                                                               Exhibit 99(a)(ix)


     CELLULAR COMMUNICATIONS OF PUERTO RICO, INC. ANNOUNCES EXCHANGE OFFER
          OF A NEW ISSUE OF 15% SUBORDINATED NOTES DUE 2008 FOR UP TO
                3,500,000 SHARES OF ITS OUTSTANDING COMMON STOCK

        New York, New York (October 15, 1998)--Cellular Communications of Puerto Rico, Inc. (the "Company") announced today that it is commencing an offer to exchange (the "Exchange Offer") $15.00 principal amount of a new issue of 15% Subordinated Notes due 2008 (the "Notes") in exchange for each share of its Common Stock, par value $.01 per share, up to 3,500,000 shares (although the Company may determine to accept a greater or lesser number of shares in accordance with provisions of the Exchange Offer and in compliance with applicable law, including Rule 13e-4(f)(1)(ii) of the Securities Exchange Act of 1934, as amended).

        The Notes will be issued in the amount of $15.00 of principal amount for each share of Common Stock tendered and accepted and will be issued in denominations of $15.00 and multiples thereof. Interest on the Notes will be payable semi-annually, and, at the option of the Company following the second semi-annual payment, may be paid in cash or through the issuance of additional Notes.

        The terms of the Exchange Offer and instructions for tendering shares is set forth in an Offering Circular that is being distributed to all of the Company's shareholders. Among other provisions, the Exchange Offer is subject to certain conditions, any one of which would allow the Company to terminate the offer and return any shares of Common Stock tendered.

        The Exchange Offer will expire November 12, 1998.

        This release does not constitute an offer, which is only made by the Offering Circular and accompanying materials. The Exchange Agent for the Exchange Offer is Continental Stock Transfer & Trust Company, 212-509-4000.

                                   * * * * *

        For further information contact: Stanton N. Williams, Chief Financial Officer, Richard J. Lubasch, Senior Vice President--General Counsel or Jeffrey
G. Wyman, Assistant General Counsel, all at (212) 355-3466.